Mail Stop 4561

April 28, 2009

Francisco D'Souza
President, Chief Executive Officer and Director
Cognizant Technology Solutions Corporation
Glenpointe Centre West, 500 Frank W. Burr Blvd.
Teaneck, NJ 07666

      Re: **Cognizant Technology Solutions Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 2, 2009
              File No. 000-24429

Dear Mr. D'Souza:

      We have completed our review of the above referenced filing and have no further comments at this time on the specific issue raised.

                        Sincerely,

                        Stephen G. Krikorian
                        Accounting Branch Chief